[WAVE SYSTEMS CORP LETTERHEAD]

                                                April 19, 2007

VIA FACSIMILE (202) 772-9210 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Barbara C. Jacobs
Maryse Mills-Apenteng
Mark P. Shuman

Re:                               Wave Systems Corp. (the “Company”)
Registration Statement on Form S-3
Filed March 20, 2007
File No. 333-141429

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 30, 2007 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced registration statement (the “Registration Statement”).  For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

1.             Please be advised that all of the information required by Form 10-K, including the Part III information, must be filed before the registration statement can be declared effective.  Please refer to telephone interpretation H.6 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website.  Note also that because your company’s fiscal year ended December 31, 2006, the Part III information must comply with the new Executive Compensation and Related Person disclosure rules.  See Section VII. of SEC Release No. 33-8732A (September 8, 2006).

Response:             Please be advised that the Company filed its annual report on Form 10-K on March 16, 2007 and has subsequently filed, on April 18, 2007, its definitive proxy statement on Schedule 14A.  The definitive proxy statement includes the Part III information and is incorporated by reference into our report on Form 10-K.

2.             Please indicate who is signing in the capacity of principal financial officer and principal accounting officer or controller.  See instruction 1 to the signatures section of the Form S-3.

Response:             Per our counsel’s (Mr. David B. Cosgrove) discussion with Ms. Mills-Apenteng on Monday, April 16, 2007, the principal financial officer is indicated on the Form S-3 as Gerard T. Feeney, the last signatory on the Form S-3.  Further to their discussion, we understand that a pre-effective amendment to the Form S-3 is not required.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned or Mr. Cosgrove (212.705.7744).

Kind regards,

WAVE SYSTEMS CORP.

By:	/s/ Gerard T. Feeney
Name: Gerard T. Feeney
Title: Chief Financial Officer

cc:                                 Neil W. Townsend, Esq., Bingham McCutchen LLP
David B. Cosgrove, Esq., Bingham McCutchen LLP